                                                                  EXECUTION COPY



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 US LIQUIDS INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                   902974 10 4
                                 (CUSIP Number)

                               William M. DeArman
                                 43 Stillforest
                              Houston, Texas 77024
                                 (832) 251-8951

                                    Copy to:

                              Edgar J. Marston III
                          Bracewell & Patterson, L.L.P.
                         2900 South Tower Pennzoil Place
                                  711 Louisiana
                              Houston, Texas 77002
                                 (713) 223-2900
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  May 29, 2001
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 902974 10 4

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    William M. DeArman
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [X]

    (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    PF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           298,200 shares
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    260,200 shares
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     298,200 shares, includes 38,000 shares as to which beneficial ownership is disclaimed
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.89%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.: 902974 10 4

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Carl E. Warden
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [X]

    (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    PF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           910,700 shares
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    394,100 shares
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     910,700 shares, includes 516,600 shares as to which beneficial ownership is disclaimed
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.77%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D

         Capitalized terms that are not otherwise defined in this Amendment No. 2 have the meanings ascribed to them in the original Schedule 13D filed with the Securities and Exchange Commission on March 23, 2001 ("Original Filing") by Carl
E. Warden and William M. DeArman with respect to the Common Stock, $0.01 par value per share of U S Liquids Inc. ("US Liquids").

         The Original Filing is hereby supplemented and amended to the extent set forth in this Amendment No. 2.

ITEM 4.  PURPOSE OF TRANSACTION.

         Following the filing of Amendment No. 1 to the Original Filing on May 11, 2001 (the "Amended Filing"), the Reporting Persons engaged in a number of discussions with certain members of the Board of Directors of US Liquids. These discussions resulted in the conclusion by the Reporting Persons and the Board of Directors that the interests of all parties would best be served by adding Mr. DeArman to the Board of Directors of US Liquids. Pursuant to a written consent dated Tuesday, May 29, 2001, the Board of Directors of US Liquids accepted the resignation of Mr. William A. Rothrock IV and appointed Mr. DeArman to fill the vacancy created by his resignation, and, in accordance with US Liquids' organizational documents, Mr. DeArman's term shall expire in 2002. As a result of Mr. DeArman's appointment to the Board of Directors of US Liquids, the Reporting Persons do not intend to solicit proxies at the forthcoming US Liquids annual meeting.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As a result of Mr. DeArman's placement on the Board of Directors, the Reporting Persons have revoked the powers-of-attorney granted to them and have withdrawn their nomination of Mr. DeArman and Mr. Trier for election at the forthcoming annual meeting of US Liquids. A copy of the letter delivered by Cede & Co. on behalf of Mr. DeArman to US Liquids evidencing such withdrawal is attached hereto as Exhibit E-1. As the Reporting Persons are no longer the beneficial owners of more than five percent of the Common Stock, this is the Reporting Persons' final filing.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         E-1 Letter by Cede & Co. to the Board of Directors of US Liquids Inc. dated May 29, 2001.

         E-2 Letter by William M. DeArman to the Board of Directors of US Liquids Inc. dated May 29, 2001.

         E-3 Press Release of US Liquids dated May 29, 2001 announcing the appointment of Mr. DeArman to the Board of Directors.

                                Page 1 of 3 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2001.

                                              /s/ CARL E. WARDEN
                                              ----------------------------------
                                              Carl E. Warden


                                              /s/  WILLIAM M. DEARMAN
                                              ----------------------------------
                                              William M. DeArman

                                Page 2 of 3 Pages

                                  EXHIBIT INDEX

         E-1 Letter by Cede & Co. to the Board of Directors of US Liquids Inc. dated May 29, 2001.

         E-2 Letter by William M. DeArman to the Board of Directors of US Liquids Inc. dated May 29, 2001.

         E-3 Press Release of US Liquids dated May 29, 2001 announcing the appointment of Mr. DeArman to the Board of Directors.

                                Page 3 of 3 Pages